Exhibit 99.1

Okeanis Eco Tankers Corp. – New Financings Update

ATHENS, GREECE, February 1, 2024: Okeanis Eco Tankers Corp. (“we”, the “Company”, “OET” or “Okeanis”) (NYSE:ECO / OSE:OET) is pleased to announce the following financings update relating to its fleet.

On January 31, 2024, we executed an agreement for a new $34.7 million senior secured credit facility to finance the option to purchase back the Suezmax vessel Milos from its current sale and lease back financier (the “Milos Facility”). The Milos Facility is provided by a syndicate led by Kexim Asia Limited and the transaction is expected to close in February. It is priced at 175 bps over the applicable Term SOFR, matures in six years, will be repaid in quarterly instalments of $0.725 million each, together with a balloon instalment of $17.3 million payable at maturity, will be secured by, among other things, security over the Milos and is guaranteed by the Company.

On January 26 and 29, 2024, we executed amendments to the existing sale and leaseback agreements on the VLCC vessels Nissos Kea and Nissos Nikouria (the “Existing Leases Amendments”) and a new sale and leaseback agreement on the VLCC vessel Nissos Anafi (the “Anafi Lease”), respectively, both with CMB Financial Leasing.

•	The Anafi Lease, in the amount of approximately $73.5 million, will be used to refinance the existing indebtedness of the Nissos Anafi and other general corporate purposes, and is expected to close in February. The agreement provides for a bareboat charter with charterhire being paid quarterly, and which matures in seven years. Charterhire will be paid in quarterly installments each consisting of a fixed amount of approximately $1.180 million and a variable amount priced at 190 bps over the applicable Term SOFR. The Anafi Lease includes purchase options for the Company after the first year and throughout the tenor of the lease, and is guaranteed by the Company.
•	The Existing Leases Amendments, which are expected to become effective within the first quarter of 2024, provide for a reduction of the pricing of the variable amount of charterhire payable thereunder to 200 bps over the applicable Term SOFR on both vessels, extend maturities to December 2030 for the Nissos Kea and March 2031 for the Nissos Nikouria, and eliminate the previously stipulated early prepayment fees in the case of exercise of the purchase options by the Company after the first year.

Iraklis Sbarounis, CFO of the Company, commented:

“We are pleased to announce our most recent financings, in line with our effort to continuously optimize our capital structure. We take advantage of our strong relationships with both existing and potential new financiers, stemming from Okeanis’ established position as well as their decades-long successful cooperation with the Alafouzos family, to source deals with accretive value for our shareholders. Executing the purchase option of the Milos is a milestone transaction for us as it significantly improves our interest expense. Furthermore, we have added the Nissos Anafi to our portfolio of sale and leaseback transactions with CMB Financial Leasing, improving overall pricing across all three vessels, extending maturities, and adding flexibility for the future. We look forward to utilizing the momentum from our most recent transactions to seek favorable terms for financing the purchase-back of our other legacy leased Suezmax vessel Poliegos in June 2024, the second in a series of four transactions which we expect may further improve our position.”

Contacts

Company

Iraklis Sbarounis, CFO

Tel: +30 210 480 4200

ir@okeanisecotankers.com

Investor Relations / Media Contact

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1540, New York, N.Y. 10169

Tel: +1 (212) 661-7566

okeanisecotankers@capitallink.com

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

About OET

OET is a leading international tanker company providing seaborne transportation of crude oil and refined products. The Company was incorporated on April 30, 2018 under the laws of the Republic of the Marshall Islands and is listed on Oslo Børs under the symbol OET and the New York Stock Exchange under the symbol ECO. The sailing fleet consists of six modern scrubber-fitted Suezmax tankers and eight modern scrubber-fitted VLCC tankers.

Forward-Looking Statements

This communication contains “forward-looking statements”, including as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “hope,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons, including as described in the Company’s filings with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations; broader market impacts arising from war (or threatened war) or international hostilities; risks associated with pandemics (including COVID-19), including effects on demand for oil and other products transported by tankers and the transportation thereof; and other factors listed from time to time in the Company's filings with the U.S. Securities and Exchange Commission. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. You should, however, review the factors and risks the Company describes in the reports it files and furnishes from time to time with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the U.S. Securities and Exchange Commission’s website at www.sec.gov.